

June 30, 2015

<u>**Via E-Mail**</u>

Ling Huang, Esq.
Cleary Gottlieb Steen & Hamilton LLP
45th Floor, Fortune Financial Center
5 Dong San Huan Zhong Lu
Chaoyang District, Beijing
People's Republic of China

> **Re:** **Schedule 13E-3**
> **Filed June 10, 2015 by Eastlake Capital Limited, Yida International Holdings Limited, Yida International Acquisition Limited, Mr. Nengbin Fang, Mr. Wuxiao Fang, Ms. Congyi Fang, Mr. Yueming Qi, Mr. Baishun Shen, Mr. Guofang Wang, Mr. Zumao Shi, Ms. Lanfang Zhang, Bigtree Capital Limited, Mr. Zhanggen Xu, Mr. Jinfa Ye, Mr. Huohong Wang, Mr. Daliang Teng, Ms. Haihua Yu, Envision Capital Partners, L.P., CSV China Opportunities Fund, L.P., Ray Shi China Small Mid Cap Select Fund, LB Holdings II, LLC, and Newberg Road Partners, L.P.**
> **File No. 005-85815**

Dear Ms. Huang:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>**Schedule 13E-3**</u>

1.　　Please tell us why the company is not a filing person on the Schedule 13E-3. We note that the company and its management provided financial projections to the filing persons and its financial advisor, a letter from the CEO to the financial advisor and discussed the company's business and operations with the financial advisor. We may have further comment.

2. Please provided your detailed legal analysis of the requirements to register both the offer and sale of securities under Section 5 of the Securities Act of 1933 in connection with both the execution of the merger agreement and the merger.

3. Please tell us why the company has not filed an information statement on Schedule 14C in connection with this transaction. See Rule 14(c)(2).

Summary Term Sheet

4. Please revise your disclosure to explain the purpose of the post-closing put right granted to the Other Contributing Stockholders and explain why those holders are not simply being paid for their shares in connection with the merger.

Background of the Transaction, page 11

5. We note your disclosure that between March and May 21, 2015 the chairman held multiple meetings with other filing persons. Please revise your disclosure to describe each meeting, including the participants and the topics discussed. Apply this comment to this section generally, as we note that there are large gaps in time between the various events described.

Fairness of the Merger – Factors Considered in Determining Fairness, page 25

6. It is unclear how the factors captioned "Control Position of the Filing Persons" and "No Dividends" support a determination that the transaction is fair. Please revise.

7. We note that the filing persons considered financial analysis of Duff & Phelps. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the filing persons adopted Duff & Phelps's analysis as their own. Alternatively, revise your disclosure to include disclosure responsive to all of Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

8. Refer to the disclosure on page 27 that the filing persons did not seek to establish a pre-merger going concern value for the Shares. It is unclear why the post-merger capital structure of the company is relevant in determining a pre-merger going concern value. Please revise.

9. In light of your disclosure that the company did not form a special committee of directors to determine the fairness of the transaction and that none of the provisions in Item 1014(c)-(e) of Regulation M-A were made, it is unclear the basis upon which the filing persons have determined that the going private

transaction is procedurally fair to the security holders unaffiliated with the company. Please revise.

10.   It is unclear why the first paragraph on page 28 includes a statement that the disclosure following it "is believed to include" all material factors considered in making a fairness determination. What prevents the filing persons from making an unqualified statement relating to the disclosure of all materials factors so considered? Please revise.

Reports, Opinions, Appraisals and Negotiations, page 30

11.   Please tell us whether you intend to deliver the Duff & Phelps financial analysis (currently filed as exhibit (c)(1) to your Schedule 13E-3) to the company's security holders.

12.   Revise the last bullet point on page 30 to describe the "other internal documents" company management provided to Duff & Phelps.

13.   Similarly, disclose the nature of the representations and assumptions referred to in the first bullet point on page 31.

14.   Please revise this section to disclose the data underlying the results described in each analysis and to **show how** that information resulted in the multiples/values disclosed. For example, disclose (i) how the company's projected results that were used in conducting the Discounted Cash Flow analysis and (ii) the various data points used for each company and transaction in the Selected Public Companies and Merger and Acquisition Mergers Analysis.

15.   Disclose how Duff & Phelps arrived at each of the multiple ranges used in its Summary of Selected Public Companies/M&A Transactions Analysis on page 38.

16.   Describe the "certain services" referenced in the last paragraph of page 39.

Certain Financial Projections, page 40

17.   Please disclose the full set of financial projections made available to Duff & Phelps instead of a summary as you indicate on page 41.

Item 3. Identity and Background of Filing Person, page 45

18.   Provide the disclosure required by General Instruction C of Schedule 13E-3 with respect to Ray Shi China Small Mid Cap Select Fund.

Item 13. Financial Statements, page 56

19.   We note you appear to have incorporated by reference the disclosure required by

Item 1010(a) of Regulation M-A. If so, please include the information required by Item 1010(c) of Regulation M-A. Refer to the instructions to Item 13 of Schedule 13E-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions